

August 9, 2021

Daniel Rice, IV
Chief Executive Officer and Director
Rice Acquisition Corp.
102 East Main Street, Second Story
Carnegie, PA 15106

> **Re: Rice Acquisition Corp.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed July 29, 2021**
> **File No. 001-39644**

Dear Mr. Rice, IV:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proxy Statement filed July 29, 2021

Financial Statements, page F-1

1. We note your responses to prior comment 6 of our letter dated July 26, 2021 and to prior comment 8 of our letter dated June 11, 2021 related to the determination of the predecessor and accounting acquirer. Tell us what consideration you have given to the presentation of the financial statements of the Combined Company, Aria and Archaea in your future periodic report to be filed on Form 10-K. In your response, please address the presentation format and identify the periods of financial statements for each entity expected to be presented in the Form 10-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff

Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Lanchi Huynh